

Mail Stop 4628

August 2, 2016

Mr. Assaf Ginzburg
Executive Vice President and Chief Financial Officer
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027

      **Re:    Delek US Holdings, Inc.**
              **Form 10-K for the Fiscal Year ended December 31, 2015**
              **Filed February 29, 2016**
              **File No. 001-32868**

Dear Mr. Ginzburg:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

1.      The presentations of Contribution Margin under this heading, in the corresponding section of the Form 10-Q that you filed on May 6, 2016, and in the press releases pertaining to your 2015 fourth quarter and full year results, and 2016 first quarter results (including the bullet point headlines and narratives) attached as Exhibit 99.1 to the Form 8-Ks filed on February 26, 2016 and May 6, 2016, result in non-GAAP measures being presented with greater prominence than GAAP measures. These disclosures are inconsistent with the updated Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016, in particular C&DI 102.10. Please review this guidance when preparing your next periodic filing and earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or Kimberly L. Calder at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources